1.   The Company

     Quality Resorts of America, Inc. (QRA or the Company) is engaged in the business of marketing memberships in camping and recreational vehicle resorts parks (resorts) acquired, improved and operated by the Company.
     The Company sells "camping" memberships, and certain upgrades, primarily to individuals who own recreational vehicles. Membership entitles the member to the use of resort properties operated by the Company. Members are required to pay annual dues to keep their membership active. The Company operates three properties and has upgraded them to membership resorts by making certain improvements considered necessary. In certain instances, further development of resorts and related properties may require the Company to obtain waivers or modifications of restrictions from government authorities.

     The Company's operations require a significant investment in resort properties and improvements before a substantial level of revenues can be expected from the sale of memberships. The operating cost of the resorts is not fully borne by the members until a certain portion of the memberships are sold, necessitating the Company bear the shortfall. Membership sales are seasonal in nature, with the majority of such sales occurring during the spring and summer months.

     The Company's common stock is traded in over-the-counter markets. However, there has been no activity. As of June 30, 1997, the Company had approximately 815 shareholders of record.

     The Board of Directors of the Company is comprised of seven related individuals who, between themselves, control 49.9% (forty-nine point nine percent) of the outstanding shares of stock of the Company. And own 54% (fifty-four percent) of the voting rights of the stock of the Company.

     The Company has authorized 5,000,000 shares of preferred stock. In June 1997, 269,893 shares of unregistered cumulative convertible thirteen percent preferred stock were issued.

2.   Summary of Significant Accounting Policies

     Consolidation and Basis of Presentation

     The financial statements include the activities of the various legal entities, including the Company and its wholly owned subsidiaries: Quality Resorts of California, Inc. (QRC), West Coast Real Estate Corp., and Club
     Rainbow Vacations, Inc. (CRV).   All significant intercompany balances and
     transactions have been eliminated. In accordance with a plan of reorganization and merger, dated September, 1984, QRA became the successor corporation to, and is continuing the operations of, the former corporations Advanced Resort Systems (ARS) and Redwood Trails, Inc. (RT).

     Financial Statement Presentation

     Certain amounts in the 1996 financial statements have been reclassified to conform to the 1997 presentation.

     New Accounting Pronouncements

     In March 1995, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS 121") which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS 121 also addresses the accounting for long-lived assets that are expected to be disposed of. The Company adopted SFAS 121 in the first quarter of fiscal 1997, and the adoption did not have a material impact on the Company's operations or financial position.

     In June 1996, the FASB issued SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities", which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The Company adopted this statement, which is effective for transactions occurring after December 31, 1996, in its consolidated financial statements for the year ended June 30, 1997.

     In February 1997, the FASB issued SFAS No. 128, "Earnings Per Share".
     SFAS No. 128 establishes standards for computing and presenting earnings per share and applies to entities with publicly held common stock. This statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted. The Company does not anticipate that the adoption of this standard will have a material impact on the Company's financial statements.

     Restatement

     Subsequent to year-end, the staff of the Securities & Exchange Commission
     (SEC) informed the Company that the SEC will now require the Company to recognize revenue from the sale of campground memberships on a straight-line basis over the expected life of the memberships sold. The staff of the SEC has indicated that it will require all membership-based campground registrants selling similar memberships to change to this method of accounting. Previously, the Company recorded membership sales in full upon receipt of the minimum down payment, execution of the membership agreement and expiration of a three-day (or in the case of a sale made at an off-site location, ten day) right-of-recision period.

     Revenue Recognition

     The Company's primary source of revenue is the sale of memberships. This conveys to the member the right to use all resorts within the existing resort system, but does not constitute ownership of land or equity in the Company. Memberships are sold for cash or on installment contracts. All direct marketing costs, plus a provision for doubtful accounts and contract cancellations, are charged against income. Interest income is accrued to income as earned. An allowance for doubtful accounts is maintained by the Company. However, as discussed above, the staff of the SEC has required the Company to change its accounting method to recognize sales revenue from the sale of campground memberships on a straight-line basis over the expected life of the memberships sold. In addition, costs directly related to the sale of such campground memberships are deferred and recognized as selling expenses on a straight-line basis over the expected life of the memberships sold.

     Members are assessed annual dues which are used for resort maintenance and operations. Membership agreements provide for annual adjustment of dues by a percentage not to exceed the annual increase in the Consumer Price Index. Under certain conditions, the Company may waive increases in dues or defer their payment. Certain members have paid their dues in advance for their lifetime (See Note 9).

     Operating Resorts

     Resort properties are carried at cost, plus improvements made, in order to offer membership sales. The costs of land and improvements made are charged to cost of membership sales based on the relationship of memberships sold to total anticipated memberships available for sale at each resort. The Company generally plans to sell an average of 15 memberships for each campsite at a resort. Utilization statistics and membership entitlements are reviewed on a regular basis and revisions of total planned memberships available for sale are made as necessary. During the years ended June 30, 1997 and 1996, no amortization of the carrying values of the resorts was recorded, due to a slight decline in the total number of memberships.

     As of June 30, 1997, the Company had approximately 7,400 members, which represented 52.4% of the total memberships available for sale at the Company's operating resorts.

     Income Taxes

     The Company has implemented the requirements of Financial Accounting Standards Board No. 109, Accounting for Income Taxes. Under the provisions of SFAS 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have already been recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law; the effects of future changes in tax laws or rates are not anticipated. As of June 30, 1997, there was a $1,524,445 net operating loss carryforward available to offset future taxable income, which is scheduled to expire in 2006.

     Per Share Amounts

     Net income or loss per share is computed by dividing the net income by the weighted average number of common shares and common share-equivalents outstanding during the year.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   Membership Contracts Receivable

     Membership contract receivables bear interest at rates which average
     between 12 and   14 percent.  They are written with initial terms of twelve to one-hundred twenty months. The Company has no obligation under the contracts to make any refunds or provide further services to members in the event a membership is canceled for nonpayment of contract obligations, including nonpayment of annual dues. A reserve for uncollectible contracts is maintained by the Company, and is adjusted to include contracts, and related interest income receivable, where the member is more than 90 days delinquent.

          Allowance for Doubtful Accounts

                                                          June 30,
                                                     1997        1996
          Beginning balance                       $ 505,535   $ 284,505
          Provision for bad debt                    551,306     450,657
          Contracts charged off                   ( 383,583)  ( 229,627)

          Ending balance                          $ 673,258   $ 505,535

          Current portion                         $  94,256   $  55,609
          Non-current portion                       579,002     449,926


     Also, a reserve for contract financing is provided on the assumption that a portion of the contract portfolio will be discounted and sold, to meet working capital requirements. This reserve amount is reported by the Company as an accrued expense. At June 30, 1997 this accrual for potential discounts on contracts sold was $ 24,751. During the year ended June 30, 1996, the Company sold contracts receivable with a face value of $ 281,085 at a discount of 16.5% to yield $ 234,704 in cash, less a buyer hold-back. No contracts were sold by the Company during the year ended June 30, 1997. At June 30, 1997 the Company had $ 9,637 on deposit with the purchaser of these contracts, to compensate the purchaser for uncollectible contracts.


     Aggregate annual principal maturities on membership contracts receivable at June 30, 1997 are as follows:

          Due within one year                     $   350,406
          Due on or before 6/1999                     363,944
          Due on or before 6/2000                     365,255
          Due on or before 6/2001                     369,839
          Due after 6/2001                          1,170,139

          Total                                   $ 2,619,583
          Less: Reserve for doubtful accounts     (   673,258)
                      Total                       $ 1,946,325


     Approximately $192,215 of contracts receivable are pledged as collateral for debts.

4.   Property Held for Development

     Property held for development consists of land, improvements and amenities which are contiguous to an operating resort, and are generally made available for the benefit of members of the resort system as open space. Certain parcels may be sold or developed by the Company for other commercial purposes. These assets are carried at cost, including capitalized carrying costs. Improvements and amenities are depreciated over their estimated useful lives on a straight-line basis until such time that the Company includes the property within the scope of its membership marketing program, thereby increasing the number of campsites and memberships available for sale. When this occurs, the property is reclassified to resort parks (land, improvements, etc.) at its then net book value.

5.   Operating Equipment

     Operating equipment is reported at cost. Depreciation of operating equipment is provided on the straight-line method over the assets' respective useful lives. Depreciation expense for the years ended June 30, 1997 and 1996, are $75,865 and $64,457, respectively.

6.   Deferred Membership Selling Expense

     Cost directly related to the sale of such campground memberships are deferred and recognized as selling expenses on a straight-line basis over the expected life of the memberships sold.

                                                           June 30
                                                      1997        1996
          Beginning of the year                 $ 1,128,633   $   988,064
          Deferred                                  791,199       988,064
          Recognized                              ( 871,536)    ( 847,495)
          End of the year                       $ 1,048,295   $ 1,128,633

          Current portion                           930,294       871,536
          Non-current portion                       118,001       257,097


7.   Notes Receivable

     Included within this category is a note, secured by a second deed of trust, arising from the sale of the Westside Resort in October, 1991. This note, in the amount of $807,781 plus accrued interest and reimbursable legal fees, was paid in full prior to the date of this report. Further, the Company holds a note, secure by a deed of trust, for $385,600. The maker of the note is Affiliated Resorts, a company 60% owned by Robert R. Brindle, QRA's Chairman of the Board. The note earns interest at 13% and is due on Feburary 1, 1999.


8.   Long-term Debt
                                                      1997        1996

     12 %, collateralized by
     an all-inclusive deed of
     trust on parcels 1, 2, 4
     and 5 of the River Grove
     Resort, due in monthly
     payments of $11,618,
     principal and interest.
     Note is due in April 2008.                     796,437      809,813

     Various notes payable under
     court-ordered stipulations
     requiring monthly payments
     over terms of five years or
     less.  Interest at 10%.
     Monthly payments total
     $ 500.                                           4,655        8,622


     Various amortized notes
     payable, secured by member
     contracts receivable.  The
     interest rates vary from
     14% to 18%, and the maturities
     average 60 months.   Monthly
     payments total  $1,997
     principal and interest.                        191,593      472,366

     Various long-term contracts,
     secured by operating equipment.
     The interest rates vary from
     8.5% to 12.5%.  Monthly payments
     total $1,092                                    39,117       38,961

     Note from private lender at 18%
     interest, monthly payments $1,867
     interest and principal, maturing
     December 1999.                                  33,423       33,423

     Secured by 79 individual deeds
     of trust on Lighthouse Marina
     Resort, at interest rates
     between 12% and 15%, interest
     only payments of $14,220 due
     monthly, maturing at various
     future dates through 2002.                   1,250,000    1,250,000

     Secured by 28 individual deeds
     of trust on Redwood Trails
     Resort at interest rate of 12-14%
     interest only payments of $ 4,400
     due monthly,  maturing at various
     future dates through 2002.                     294,000      395,000

     Secured by 71 individual deeds
     of trust on parcel #3 Redwood
     Trails Resort, at interest rate
     of 12-15%, interest only payments
     of $13,800 due monthly, maturing
     at various future dates through
     2001.                                        1,200,000    1,200,000


     Mortgage note payable secured
     by 41 deeds of trust on Klamath
     Cove Resort.  Interest rate of
     12-15% with interest only payments
     of $6,800 due monthly. Balance
     due at various dates through 2001.             570,000      585,000

     Unsecured loan from SBA 8% interest
     for three years, monthly payments
     of $3,157.                                           0       35,029

     Other long-term notes payable                        0        9,000

     Total long-term debt                         4,379,225    4,837,214

     Less:  short-term portion                  (   400,352) (   159,098)
                                                $ 3,978,873  $ 4,678,116



     Aggregate annual maturities on mortgage notes payable and equipment contracts are as follows:

     Due on or before 6/1998                          $   400,352
     Due on or before 6/1999                              247,443
     Due on or before 6/2000                              397,177
     Due on or before 6/2001                            1,726,671
     Due after 6/2001                                   1,607,582

     Total                                            $ 4,379,225

9.   Deferred Credits

     During fiscal year ending June 30, 1990, the Company instituted a dues prepayment program, whereby members could prepay their membership dues for life, and the life of one transferee. The resulting revenue was deferred, and is amortized to income over a period of ten years.

     Further, as mentioned under restatement above, the Company recognizes the revenue from membership sales over the expected life of those memberships. Membership sales revenues are deferred and then amortized into income over that time period.

                                                           June 30,
                                                         1997        1996

                                                      Prepaid Lifetime Dues
     Beginning of the year                            $  515,945  $  636,263
     Lifetime dues collected                             166,420       3,990
     Amortized to income                              (  136,814)  ( 124,308)
     End of the year                                     545,551     515,945



                                             Deferred Membership Sales Revenue

     Beginning of the year                           $ 3,315,898 $ 2,798,636
     Income deferred                                   1,341,608   2,041,371
     Amortized to income                             ( 1,614,755)( 1,524,109)
     End of the year                                   3,042,751   3,315,898

     Deferred Income                                 $ 3,588,302 $ 3,831,843

     Current portion                                 $ 1,836,300 $ 1,739,207
     Non-current portion                               1,752,002   2,092,636


10.  Income Taxes

     Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due and deferred taxes. Deferred taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to net operating loss carryforwards. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

     The Company has made no provision for federal income tax, as it expects to be able to fully utilize tax credits generated by prior year net operating losses. The Company is required to pay a minimum income tax to the California Franchise Tax Board for itself and its subsidiaries ($2,400 per year).

     The net deferred tax assets (liabilities) in the accompanying balance sheets include the following components:

                                                      June 30,
                                                  1997          1996
       Total deferred tax liabilities        $         0   $         0
       Total deferred tax assets               1,879,237     1,762,217
       Tax benefit                               326,590       117,020
       Total valuation allowance             ( 2,205,827)  ( 1,879,237)

     Net deferred tax assets (liabilities)   $         0   $         0



11. Contingent Liabilities

    As mentioned in Note 6 - Notes Receivable, the Company sold property that was secured by a first deed of trust in the amount of $276,626, due August 5, 1995, for which the Company remains primarily obligated. The buyer of the property did not formally assume this loan when it purchased the property from the Company. However, the buyer was to make all payments due on this note and has received favorable modifications of the terms of the note from the lender. The management of the Company is confident that this note will be paid in full by the buyer; and failing that, that foreclosure proceedings initiated by the lender will yield collateral sufficient to repay this obligation, and any related costs. The holder of this first mortgage is a shareholder of the Company, and owns or controls 241,667 shares, or 7.36% of the outstanding stock of the Company.


12. Related Party Transactions

    Robert R. Brindle

    Since fiscal year 1991, the Company has contracted with Robert R. Brindle
    (RRB), QRA's Chairman of the Board, to perform consulting services, and earned $102,565 in fiscal year 1996 and $100,000 in fiscal year 1997. At June 30, 1997, the Company owed RRB $2,778 in accrued consulting fees.

    In February, 1994, Affiliated Resorts, Inc., a company in which RRB owns approximately 60%, purchased Golden Pond RV Resort in southern California. An agreement was entered into between QRA and Affiliated that allows Affiliated to sell a special type of membership marketed through Club Rainbow Vacation (CRV), a wholly-owned subsidiary of the Company, at Golden Pond Resort and other locations. In exchange, existing CRV members will receive limited access to the Golden Pond Resort, and QRA will receive 10% of gross sales of memberships and all dues from new memberships. Affiliated is paid 50% commission on gross sales, and is further compensated an additional 40% of gross sales to compensate Affiliated for the use of it's resort by existing CRV members. At June 30, 1997, Affiliated owed the Company $126,397.

    The Company has received payments on contracts owned by RRB and Affiliated. The total amount received by the Company and not paid to RRB totaled $613 and $11,324 to Affiliated.

    On June 30, 1997 the Company exchanged Class A Preferred Stock for a $385,600 note receivable secured by a deed of trust on Golden Pond Resort owned by Affiliated Resorts. The note is payable at 13% per annum and due on February 1, 1999 (See Note 7).

    RRB was advanced $19,500 in 1994. In June 1994, RRB loaned the Company $75,000 at 12% interest secured by contracts receivable. The loan was subsequently paid back in September 1994. RRB loaned the Company $72,000 in December 1994, which was paid back with contracts receivable in October, 1995.

    The net amount owed to the Company by RRB and Affiliated at fiscal year end 1997 was $497,283.

    Robert M. Brindle

    Robert M. Brindle (RMB), President and son of Robert R. Brindle, was paid $100,000 in salary, $13,667 for accrued vacation for the fiscal year 1997. The personal guarantee fee and accrued vacation was applied to RMB's advance account. RMB has opened two credit card accounts in his name with credit limits totaling $35,000 for use by the Company. Personal charges on these accounts charged to RMB totaled $8,526. Arcade equipment owned by RMB has been installed at Lighthouse Marina and River Grove Resorts. RMB receives 50% of the income generated by this equipment. The balance due from RMB as of June 30, 1997, was $4,405.

    Brankov Construction Co.

    Brankov Construction Co., is owned by Susan Brankov (the sister of President, Robert M. Brindle) and her husband. Brankov Construction performed construction services for the Company and was paid $2,446 in the fiscal year ended 1996. In addition, Susan Brankov was paid $12,707 in sales commissions. In fiscal year ended 1996, the Company owed Susan Brankov $3,444.

    Damon Brindle

    Damon Brindle (DLB) son of the President, Robert M. Brindle, manages the collections of delinquent accounts and was paid $42,684 in salary and $59,548 in commissions on these collections. He was also paid commissions on sales of $204,200 in the amount of $13,677. DLB traded timeshare time to the Company for use by its members totaling $7,728. As of June 30, 1997, he owed the Company $3,663 for advances on commissions.


13. Legal Actions

    In the normal course of business, the Company is at all times subject to various pending and threatened legal actions, some of which the relief or damages sought are material to the financial statements. After reviewing pending and threatened actions with counsel, management considers the outcome of such actions will not have a material adverse effect on the results of operations of the Company.

14. Flood Damage

    During January 1996, the Company experienced extensive damage at its Klamath Cove Resort as a result of flooding. Buildings and structures damaged or destroyed by flooding are covered by flood insurance. Revenues from resort operations will be limited, until the resort is brought back to full operations. Again, in January 1997, Klamath Cove Resort was further damaged by flooding. Revenues at this resort were approximately $16,000 during the year ended June 30, 1996; management feels the effect of the lost earnings will not be material to the profitability of the Company. The Company recognized the portion of the loss not covered by insurance in the amount of $61,523.